CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING

The Board is pleased to announce the voting results of the annual general meeting which was held on 8 June 2007.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "Company") is pleased to announce the voting results of the Annual General Meeting ("AGM") of the Company which was held on Friday, 8 June 2007 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China:

Ordinary Resolutions	Number of Votes (%)		Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the AGM
	For	Against	
1. the twelve construction agreements all dated 29 March 2007, between the Company, China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., each for the construction of one bulk carrier (for a total of twelve bulk carriers) and the directors of the Company to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements	618,324,628 100.0000%	0 0.0000%	618,324,628
2. the two tanker construction agreements both dated 12 April 2007, between China Shipping Development (Hong Kong) Marine Co., Limited, China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., each for the construction of one tanker (for a total of two tankers) and the directors of the Company to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements	594,073,628 96.0780%	24,251,000 3.9220%	618,324,628
3. the 2006 Report of the Board of Directors of the Company	2,178,073,268 100.0000%	0 0.0000%	2,178,073,268
4. the 2006 Report of the Supervisory Committee of the Company	2,178,073,268 100.0000%	0 0.0000%	2,178,073,268
5. the 2006 audited financial statements of the Company prepared by its international auditors and domestic auditors respectively for the year ended 31 December 2006	2,178,073,268 100.0000%	0 0.0000%	2,178,073,268
6. the 2006 dividend distribution plan of the Company	2,196,944,628 100.0000%	0 0.0000%	2,196,944,628
7. the remuneration of the directors and the supervisors of the Company and reimbursements for independent non-executive directors of the Company for 2007	2,192,321,628 100.0000%	0 0.0000%	2,192,321,628
8. the reappointment of Shanghai Zhonghua Huyin CPA and Ernst & Young as the domestic and international auditors of the Company for 2007, respectively, and the grant of the authorization to the Board of Directors of the Company to determine their remuneration	2,190,819,628 99.8782%	2,672,000 0.1218%	2,193,491,628
9. the report on use of proceeds from the issue of 350,000,000 new A Shares on 23 May 2002	2,193,369,628 100.0000%	0 0.0000%	2,193,369,628
10. the appointment of Mr. Yan Zhi Chung as a supervisor of the Company	2,193,369,628 99.9944%	122,000 0.0056%	2,193,491,628
Special Resolution	**Number of Votes (%)**		**Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the AGM**
	For	**Against**	
11. the amendments to the Company's articles of association to change the number of supervisors from 3 persons to 3-5 persons	2,193,093,628 99.9874%	276,000 0.0126%	2,193,369,628

As more than 50% of the votes were cast in favour of the above ordinary resolutions and more than 66.67% of the votes were cast in favour of the above special resolution, all the resolutions were duly passed as ordinary resolutions and special resolution of the AGM (as the case may be).

For details of the above resolutions, please refer to the Notice of Annual General Meeting of the Company dated 20th April 2007.

Payment of Final Dividend

The Board also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.30 per share for the year ended 31 December 2006. The payment shall be made to H shareholders whose names appeared on the register of members of the Company at the close of business on 8 May 2007, and A shareholders whose names appeared on the register of members of the Company at the close of business on 22 June 2007. Dividends payable to holders of the Company's H shares will be paid in Hong Kong dollars based on the following formula:

$$\text{Final dividend per H share in Hong Kong dollars} = \frac{\text{Final dividend per H share in RMB}}{\text{The exchange rate for RMB to Hong Kong dollars as quoted by the People's Bank of China on the date of the AGM was held (i.e. 8 June 2007)}}$$

The exchange rate for RMB to Hong Kong dollars as quoted by the People's Bank of China on the date when the AGM was held is HK$1.00 to RMB0.9809. Accordingly, the amount of final dividend payable per H share is HK$0.3058.

The Company will pay the Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent") the final dividend declared for payment to H shareholders. Such final dividend will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of H shares who are entitled to receive the same by ordinary post at their own risk, on 28 June 2007.

Notes:

(1) As at the date of this announcement, the total number of shares entitling the holder to attend and vote for or against the resolutions at the EGM is 3,326,000,000.

(2) As stated in the circular dated 20th April 2007, China Shipping (Group) Company abstained from voting on the 1st and 2nd resolutions.

(3) Hong Kong Registrars Limited, the H Share Registrar and Transfer Office of the Company acted as the scrutineer who, based on the H share poll voting forms collected by the Company, performed calculation on the H share poll voting results.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC

8 June 2007

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr Ma Xun, Mr. Xie Rong, Mr. Hu Honggao, and Mr. Zhou Zhanqun as independent non-executive directors.*

311

2 JUN 2007
SOUTH CHINA MORNING POST

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

DOMESTIC CORPORATE BONDS ISSUE

> This announcement is made pursuant to Rule 13.09 of the Listing Rules.
>
> The Board is pleased to announce that the Company has obtained the approval from the NDRC on 11 June 2007 to issue the Bonds, which was offered by the Company on 12 June 2007.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Reference is made to: (1) the announcement dated 28 August 2006 of China Shipping Container Lines Company Limited (the "**Company**") in relation to the approval by the shareholders of the Company at a special general meeting held on even date granting an unconditional general mandate to the board of directors (the "**Board**") of the Company to issue bonds of the Company in an aggregate principal amount of up to RMB3.5 billion (equivalent to approximately HK$3.5 billion); and (2) the Company's announcement dated 26 March 2007 in relation to the details of the proposed issue of RMB1.8 billion (equivalent to approximately HK$1.8 billion) of domestic corporate bonds (the "**Bonds**") by the Company in the PRC (excluding Hong Kong Special Administrative Region of the People's Republic of China ("**PRC**"), the Macau Special Administrative Region of the PRC and Taiwan) ("**Mainland China**").

The Board is pleased to announce that the Company has obtained the approval from the National Development and Reform Commission of the PRC (the "**NDRC**") on 11 June 2007 to issue the Bonds, which was offered by the Company on 12 June 2007, in accordance with the arrangements as disclosed in the Company's said announcement dated 26 March 2007 (save as otherwise stated herein pursuant to subsequent determination of the following key information by the Company following the said grant of approval by the NDRC):

1.	Coupon rate	The Bonds have a fixed interest rate of 4.51% per annum.
2.	Interest calculation period	From 12 June 2007 to 11 June 2017.
3.	First date of offer	12 June 2007.
4.	Offer period	Five (5) working days from 12 June 2007 to 18 June 2007.
5.	First date of interest payment	12 June every year from 2008 to 2017. If the date falls on a public holiday or non-working day, the date shall be postponed to the subsequent working day.
6.	Period of interest payment	Twenty (20) working days from 12 June every year from 2008 to 2017.
7.	First date of principal payment	12 June 2017. If the date falls on a public holiday or non-working day, the date shall be postponed to the subsequent working day.
8.	Period of principal payment	Twenty (20) working days from 12 June 2017.
9.	Credit ratings	The corporate bond credit rating for the Bonds is AAA, and the corporation entity credit rating for the Bonds is AA+, based on the overall assessment conducted by China Lianhe Credit Rating Co., Ltd (聯合資信評估有限公司).
10.	Underwriters	(i) Lead underwriters: Guotai Junan Securities Co., Ltd. (國泰君安証券股份有限公司) and China Euro Securities Ltd. (華歐國際証券有限責任公司); (ii) Co-lead underwriters: China Development Bank (國家開發銀行), BOC International (China) Limited (中銀國際証券有限責任公司) and China Galaxy Securities Company Limited (中國銀河証券股份有限公司); and (iii) Sub-underwriters: Sealand Securities Co., Ltd. (國海証券有限責任公司), New China Trust & Investment Co., Ltd. (新華信托投資股份有限公司), Daiwa SMBC-SSC Securities Co., Ltd. (海際大和証券有限責任公司), Minsheng Securities Co., Ltd. (民生証券有限責任公司), Everbright Securities Co., Ltd. (光大証券股份有限公司), SDIC Trust & Investment Co., Ltd. (國投信托投資有限公司) and Fortune Securities Co., Ltd. (財富証券有限責任公司).
11.	Listing of the Bonds	The Bonds shall be listed in the Mainland China inter-bank bond market as soon as possible upon the expiry of the offer period of the Bonds.

Please refer to: (i) the China Economic Herald (「中國經濟導報」) and Shanghai Securities Gazette (「上海証券報」) for the extract of the prospectus in relation to the Bonds; (ii) any of the following websites: www.sdpc.gov.cn, www.chinabond.com.cn, www.cscl.com.cn, www.gtja.com or www.cesl.com.cn for the full text of the prospectus in relation to the Bonds; and (iii) any of the following websites: www.chinabond.com.cn, www.cscl.com.cn, www.gtja.com or www.cesl.com.cn for the full text of the audit reports, the legal opinion, and the credit rating reports in relation to the Bonds.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
11 June 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

Note: The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.00.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

B10 SOUTH CHINA MORNING POST 27 JUN 2007

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

NOTIFICATION

RESULTS OF AGM, RESULTS OF VOTING BY POLL, DIVIDEND OR DISTRIBUTION, RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL, CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES AND CHANGE IN SUPERVISORS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of China Shipping Container Lines Company Limited at *http://www.cscl.com.cn/info/investment.jsp.*

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Level 69, The Center, 99 Queen's Road Central, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays, from today until 11 July 2007. Copies will be provided upon request at no cost.

By Order of the board of directors of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
26 June 2007

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

RESULTS OF AGM, RESULTS OF VOTING BY POLL, DIVIDEND OR DISTRIBUTION, RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL, CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES AND CHANGE IN SUPERVISORS

The Board is pleased to announce that:

A. RESULTS OF AGM

All the Resolutions specified in the Notice of AGM were duly passed at the AGM.

B. DIVIDEND OR DISTRIBUTION

The proposed final dividend of RMB0.04 per share for the year ended 31 December 2006 has been approved by the Shareholders at the AGM and is expected to be paid on or about 6 July 2007.

C. RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL, CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES

Mr. Jia Hong Xiang, Mr. Gu Nianzu and Mr. Lam Siu Wai, Steven retired from their respective positions as Directors by rotation at the AGM and did not offer themselves for re-election.

The respective resolutions for: (a) the re-election of Mr. Li Shaode, Mr. Huang Xiaowen, Mr. Zhao Hongzhou, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi, Mr. Xu Hui, Mr. Hu Hanxiang and Mr. Wang Zongxi; and (b) the appointment of Mr. Ma Zehua, Mr. Pan Zhanyuan and Mr. Shen Kangchen, as Directors were duly approved by the Shareholders at the AGM, all with effect from the conclusion of the AGM.

D. CHANGE IN SUPERVISORS

Mr. Huang Xinming retired from his position as a Supervisor by rotation at the AGM and did not offer himself for re-election.

The respective resolutions for: (a) the re-election of Mr. Chen Decheng, Mr. Tu Shiming, Mr. Hua Min and Ms. Pan Yingli; and (b) for the appointment of Mr. Yao Guojian as Supervisors were duly approved by the Shareholders at the AGM, all with effect from the conclusion of the AGM. Mr. Wang Xiuping retired, and was subsequently re-elected, as a Supervisor at the Company's staff and workers meeting on Wednesday, 30 May 2007.

A. RESULTS OF AGM

The Board is pleased to announce that the following Resolutions were passed at the AGM held at 2:00 p.m. on Tuesday, 26 June 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC. Four authorised proxies holding an aggregate of 4,186,873,486 shares with voting rights in the Company, representing approximately 69.434% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any Shareholder casting votes on any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Li Shaode, the chairman of the Board and an executive Director. After consideration by the said authorised proxies and through voting by way of poll, the Resolutions were passed at the AGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
		For	Against	Abstain
Ordinary Resolutions				
1.	to approve the report of the Board for the year ended 31 December, 2006;	4,156,851,486 (99.283%)	1,770,000 (0.042%)	28,252,000 (0.675%)
2.	to approve the report of the Supervisory Committee for the year ended 31 December, 2006;	4,156,851,486 (99.283%)	1,770,000 (0.042%)	28,252,000 (0.675%)
3.	to approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2006;	4,156,851,486 (99.283%)	1,770,000 (0.042%)	28,252,000 (0.675%)
4.	to approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2006 and to authorise the Board to distribute such dividend to its shareholders;	4,185,102,486 (99.958%)	1,770,000 (0.042%)	1,000 (0.00002%)
5.	to determine the remuneration of the Directors and Supervisors for the year ending 31 December, 2007;	4,168,239,486 (99.555%)	14,317,000 (0.342%)	4,317,000 (0.103%)
6.	to approve the appointment of Mr. Ma Zehua as a non-executive Director with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009;	4,182,472,486 (99.895%)	4,400,000 (0.105%)	1,000 (0.00002%)
7.	to approve the appointment of Mr. Pan Zhanyuan as an independent non-executive Director with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009;	4,185,102,486 (99.958%)	1,770,000 (0.042%)	1,000 (0.00002%)

8.	to approve the appointment of Mr. Shen Kangchen as an independent non-executive Director with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009;	4,185,102,486 (99.958%)	1,770,000 (0.042%)	1,000 (0.00002%)
9.	to approve the appointment of Mr. Yao Guojian as a Supervisor with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009;	4,183,280,486 (99.914%)	3,592,000 (0.086%)	1,000 (0.00002%)
10.	to re-elect the following Directors with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009:			
	(a) Mr. Li Shaode;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(b) Mr. Huang Xiaowen;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(c) Mr. Zhao Hongzhou;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(d) Mr. Zhang Jianhua;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(e) Mr. Wang Daxiong;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(f) Mr. Zhang Guofa;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(g) Mr. Yao Zuozhi;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(h) Mr. Xu Hui;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(i) Mr. Hu Hanxiang; and	4,098,045,486 (97.878%)	37,000 (0.001%)	88,791,000 (2.121%)
	(j) Mr. Wang Zongxi;	4,098,045,486 (97.878%)	37,000 (0.001%)	88,791,000 (2.121%)
11.	to re-elect the following Supervisors with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009:			
	(a) Mr. Chen Decheng;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(b) Mr. Tu Shiming;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(c) Mr. Hua Min; and	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)
	(d) Ms. Pan Yingli;	4,096,223,486 (97.835%)	1,859,000 (0.044%)	88,791,000 (2.121%)

12.	to approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board to determine their respective remuneration;	4,098,045,486 (97.878%)	37,000 (0.001%)	88,791,000 (2.121%)
13.	to approve:			
	(a) amendments to parts of the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme ("Methods");	4,095,424,486 (97.816%)	37,000 (0.001%)	91,412,000 (2.183%)
	(b) the granting of share appreciation rights under the amended Scheme and Methods; and	4,095,424,486 (97.816%)	37,000 (0.001%)	91,412,000 (2.183%)
	(c) all matters contemplated under the amended Scheme and Methods; and	4,095,424,486 (97.816%)	37,000 (0.001%)	91,412,000 (2.183%)
Special Resolution				
14.	To approve the granting to the Board an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company upon the terms as set out in Resolution No. 14 of the Notice of AGM.	3,705,394,000 (88.500%)	392,285,486 (9.370%)	89,194,000 (2.130%)

Please refer to the Notice of AGM for the full version of the Resolutions No. 1 to 14.

As more than 1/2 of the votes were cast in favour of each of Resolutions No. 1 to 13, such Resolutions were duly passed as ordinary resolutions.

As more than 2/3 of the votes were cast in favour of Resolution No. 14, such Resolution was duly passed as a special resolution.

The voting at the AGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the AGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

B. DIVIDEND OR DISTRIBUTION

The proposed final dividend of RMB0.04 per share for the year ended 31 December 2006 has been approved by the Shareholders at the AGM. Shareholders whose names appear in the register of members of the Company on 26 June 2007 are entitled to the said final dividend.

Dividends of H shares of the Company will be paid in Hong Kong dollars according to the median exchange rate of RMB against Hong Kong dollars as announced on 10 April 2007, the date on which a Board meeting was held, by the China Foreign Exchange Trading Center with the authorization of the People's Bank of China. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100 to RMB98.893. Accordingly, the final dividend per H share of the Company is HK$0.04045. The final dividend of HK$0.04045 per share of the Company is expected to be paid to holders of H shares of the Company on or about 6 July 2007.

C. RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL, CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES

1) Retirement of Directors

Mr. Jia Hong Xiang (as a vice-chairman of the Board and an executive Director), Mr. Gu Nianzu (as an independent non-executive Director) and Mr. Lam Siu Wai, Steven (as an independent non-executive Director) retired by rotation at the AGM and did not offer themselves for re-election. Immediately following the retirement of Mr. Gu Nianzu, he ceased to be a member of the Company's audit committee and remuneration committee as well.

There are no matters that need to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2) of the Listing Rules. The Board would like to take this opportunity to thank Mr. Jia Hong Xiang, Mr. Gu Nianzu and Mr. Lam Siu Wai, Steven for their valuable contribution to the Company during their tenure of service.

2) Re-Election and Appointment of Directors

The respective resolutions for:

(a) the re-election of Mr. Li Shaode (as the chairman of the Board and an executive Director), Mr. Huang Xiaowen (as an executive Director), Mr. Zhao Hongzhou (as an executive Director), Mr. Zhang Jianhua (as a non-executive Director), Mr. Wang Daxiong (as a non-executive Director), Mr. Zhang Guofa (as a vice-chairman of the Board and an executive Director), Mr. Yao Zuozhi (as a non-executive Director), Mr. Xu Hui (as a non-executive Director), Mr. Hu Hanxiang (as an independent non-executive Director) and Mr. Wang Zongxi (as an independent non-executive Director) who all retired by rotation at the AGM and, being eligible, offered themselves for re-election; and

(b) the appointment of Mr. Ma Zehua (as a vice-chairman of the Board and a non-executive Director), Mr. Pan Zhanyuan (as an independent non-executive Director) and Mr. Shen Kangchen (as an independent non-executive Director),

were duly approved by the Shareholders at the AGM, all with effect from the conclusion of the AGM.

Upon the appointment of Mr. Shen Kangchen, he was also appointed by the Board as a member of the Company's audit committee and remuneration committee.

D. CHANGE IN SUPERVISORS

1) Retirement of Supervisor

Mr. Huang Xinming retired from his position as a Supervisor by rotation at the AGM and did not offer himself for re-election. There are no matters that need to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2) of the Listing Rules. The Board would like to take this opportunity to thank Mr. Huang Xinming for his valuable contribution to the Company during his tenure of service.

2) Re-Election and Appointment of Supervisors

The respective resolutions for:

(a) the re-election of Mr. Chen Decheng, Mr. Tu Shiming, Mr. Hua Min and Ms. Pan Yingli, who all retired at the AGM and, being eligible, offered themselves for re-election; and

(b) the appointment of Mr. Yao Guojian,

as Supervisors were duly approved by the Shareholders at the AGM, all with effect from the conclusion of the AGM.

Mr. Wang Xiuping retired as a Supervisor at the Company's staff and workers' meeting on Wednesday, 30 May 2007 and, being eligible, offered himself for re-election. The Board is pleased to announce that Mr. Wang Xiuping has been appointed as a Supervisor at the said meeting. Upon his appointment, Mr. Wang Xiuping became a representative of the Company's staff and workers' in the Supervisory Committee.

E. BACKGROUND OF RE-ELECTED AND NEW DIRECTORS

a) Background of Mr. Li Shaode

Mr. Li Shaode, aged 56, graduated in 1983 from the Shanghai Maritime University, majoring in the Sea Transportation Management. In 1997, he obtained a master's degree in engineering from Shanghai Maritime University.

Mr. Li Shaode joined the Shanghai Maritime Bureau in 1968. Between 1968 and 1993, he was the vice-Party secretary of the Oil Tanker Fleet and the head of the Labour Department of the Shanghai Maritime Bureau. Between 1993 and 1995, Mr. Li Shaode was the deputy general manager of SSGC. From 1995 to 1997, he was the general manager of SSGC. Between 1997 and 2003, he was a vice-chairman of China Shipping. From 2003 to June 2006, he was the vice-chairman and Party secretary of China Shipping and since June 2006, he has been the chairman and Party secretary of China Shipping. Mr. Li Shaode has had over 35 years of experience in the shipping industry and in relation to the transportation safety management. In 2001, he was elected as vice-chairman of China Ship-owners' Society.

Mr. Li Shaode joined the Company in October 1997, and is the chairman of the Board and an executive Director. He is also the president and vice-Party secretary of China Shipping as well as the chairman of CSDC, China Shipping Agency Co., Ltd., China Shipping Logistics Co., Ltd., China Shipping Terminal Development Co., Ltd., China Shipping Air Cargo Co., Ltd., China Shipping Logistics (Overseas) Co., Limited, China United Tally Co., Ltd., China Shipping (Hong Kong) Holdings Co., Limited, China Shipping (Singapore) Holdings Co., Limited, China Shipping (Europe) Holdings Co., Limited, China Shipping (North America) Holdings Co., Limited, China Shipping Japan Co., Ltd., China Shipping (Korea) Holdings Co., Limited, China Shipping Korea Co.,

Ltd., China Shipping (South East Asia) Holdings Co., Limited, China Shipping Agency (Australia) Co., Ltd., China Shipping (West Asia) Holdings Co., Limited, Shanghai Haixing International Logistics & Storage Co., Ltd., China Shipping Car Carrier Co., Ltd. and China Shipping "K" Line Car Carrier Co., Ltd., each of which is a member of the China Shipping Group.

b) Background of Mr. Huang Xiaowen

Mr. Huang Xiaowen, aged 44, graduated from Qingdao Ocean Seaman Institute with major in Vessel Piloting in 1981.

Mr. Huang Xiaowen started his shipping career in 1981, and was appointed as the manager of Container Shipping Section of Guangzhou Ocean Shipping Company, the deputy general manager and general manager of Container Transportation Department of China Ocean Shipping Company during 1981 to 1997. Mr. Huang Xiaowen joined the Company in 1997, and was appointed as the deputy general manager of the Company during 1997-2006, and an executive Director from 2005. From January 2006, he was appointed as the general manager and an executive Director. Mr. Huang Xiaowen specializes in container shipping industry and management, and his "bulk container shipping methodology" was granted 2002 New Product for Hong Kong maritime administration, Gold Medal in New Technology International Exhibition, and Practical New Design patent by China International Patent Administration. He was awarded "Shanghai Labor Model for 2001-2003" by Shanghai Municipality People's Government and "Excellent Party Member in Shanghai for 2002-2003" by Shanghai Party Committee.

Mr. Huang Xiaowen is also the chairman of China Shipping Container Lines Dalian Co. Ltd., China Shipping Container Lines Guangzhou Co., Ltd., China Shipping Container Lines Hainan Company Limited, China Shipping Container Lines Qingdao Company Limited, China Shipping Container Lines Shanghai Co., Ltd., China Shipping Container Lines Shenzhen Co., Ltd., China Shipping Container Lines Tianjin Company Limited and China Shipping Container Lines Xiamen Co., Ltd., each of which is a subsidiary of the Company.

In addition, Mr. Huang Xiaowen currently holds positions in the following associates of China Shipping: the chairman of Rich Shipping Logistics Co., Ltd. and China Shipping-Jumbo Heavy Lift Co., Ltd. as well as a director of China Shipping (North America) Holding Co., Ltd., China Shipping Logistics (Overseas) Co., Limited, China Shipping Car Carrier Co., Ltd., China Shipping "K" Line Car Carrier Co., Ltd., China Shipping Japan Co., Ltd., China Shipping (Korea) Holdings Co., Limited, China Shipping Korea Co., Ltd., China Shipping (South East Asia) Holdings Co., Limited, China Shipping (Europe) Holdings Co., Limited, China Shipping (West Asia) Holdings Co., China Shipping Logistics Co., Ltd. and Dalian International Container Terminal Co., Ltd..

c) Background of Mr. Zhao Hongzhou

Mr. Zhao Hongzhou, aged 38, graduated in 1993 from Shanghai Maritime University with a master's degree in transportation management and engineering.

Mr. Zhao Hongzhou began his career in the shipping industry in 1993. In 1994, he took on the role of department head of Container Shipping main office of China Ocean Shipping (Group) Company. Between 1997 and 2002, he was the vice-department head and department head of the executive department of China Shipping and accumulated a lot of experience in relation to management.

Mr. Zhao Hongzhou joined the Company in November, 2002, and is a deputy general manager and an executive Director, assisting the general manager of the Company and responsible for the Company's production, operation and administrative work.

d) Background of Mr. Zhang Jianhua

Mr. Zhang Jianhua, aged 56, graduated in 1985 from the Dalian Maritime University. Mr. Zhang Jianhua has over 30 years of experience in shipping transportation and crew management. He is also experienced in business management.

Mr. Zhang Jianhua began his career in the shipping industry from 1973. Between 1975 and 1983, he was the vice-secretary and then secretary of Tianjin Ocean Shipping Company. From 1985 to 1992, he was a vice-Party secretary of Tianjin Ocean Shipping Company. Between 1992 and 1997, he was the general manager of China Seaman Foreign Technology Services Company and Party secretary between 1993 and 1997. After 1997, he has been vice-chairman of China Shipping.

Mr. Zhang Jianhua joined the Company in October 1997 and is a non-executive Director. He is also a vice-president and Party member of China Shipping as well as chairman of China Shipping International Ship Management Co., Ltd. and China Marine & Seamen Service Corp., each of which is a member of the China Shipping Group.

e) Background of Mr. Wang Daxiong

Mr. Wang Daxiong, aged 46, graduated from Shanghai Maritime University in 1983, majoring in maritime management and finance.

Mr. Wang Daxiong worked in the shipping industry from 1983. Between 1983 and 1995, he was the deputy department head, department head and division head of the finance division of the Guangzhou Maritime Bureau. Between January 1996 and April 1996, he was the chief accountant of Guangzhou Shipping (Group) Company. Between April 1996 and January 1998, he was the chief accountant cum head of finance department of China Shipping. Between 1998 and 2001, he was the chief accountant and Party committee man of China Shipping. Since 2001 till now, he has been a vice-president and Party member of China Shipping. Mr. Wang Daxiong has extensive experience in financial management. He was president of the Shanghai Transportation Accounting Association and a committee member of the Senior Accountant Assessment Committee of the Ministry of Communications of the PRC.

Mr. Wang Daxiong joined the Company in February 2004 and is a non-executive Director. He is also a vice-chairman of China Shipping and China Shipping International Ship Management Co., Ltd., chairman of China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd., Dong Fang International Container (Hong Kong) Co., Limited, China Shipping Group Investment Company Limited and Shanghai Inchon International Ferry Co., Ltd., and a director of CSDC and China Shipping (Hong Kong) Holdings Co., Limited, each of which is a member of the China Shipping Group.

f) Background of Mr. Zhang Guofa

Mr. Zhang Guofa, aged 50, graduated from Wuhan University in 1988 with a master's degree in 1991 and a doctorate in 1997 and has extensive management experience.

Mr. Zhang Guofa began his career in the shipping industry in 1980. Since 1991, he began working in the water transport department of the Ministry of Communications and has held the posts of deputy department head, department head, deputy section chief, section chief. Between July 2000 and November 2001, he was an assistant to the director in the Ministry of Communications, department of water transport. Between November 2001 and November 2004, he was the deputy director of the water transport department of the Ministry of Communications. From November 2004, he became vice-president of China Shipping.

Mr. Zhang Guofa joined the Company in February 2005 and is a vice-chairman of the Board and an executive Director. He is also a vice-president and Party member of China Shipping, a vice-president of China Shipping Logistics (Overseas) Co., Limited, China Shipping Terminal Development Co., Ltd., and Shanghai Time Shipping Co. Ltd. president and general manager of China Shipping LNG Investment Co., Ltd. as well as a director of CSDC and China Shipping Air Cargo Co., Ltd., each of which is a member of the China Shipping Group.

g) **Background of Mr. Yao Zuozhi**

Mr. Yao Zuozhi, aged 60, graduated in 1985 from South China Normal University, majoring in politics and has over 35 years of experience in the shipping industry.

Mr. Yao Zuozhi joined the Company in October 2003, he is a non-executive Director and was the chairman of the Supervisory Committee from 3 March 2004 to 27 August 2006. From 1997 till now, he has been Party secretary of Guangzhou Shipping (Group) Company. He has also been the general manager and a director of Guangzhou Shipping (Group) Company since 2002 and March 2007 respectively. Mr. Yao Zuozhi has been a non-executive director of CSDC. Between 1997 and 2005, he also took on the role of Party secretary of China Shipping Development Cargo Shipping Company, a branch company of CSDC.

h) **Background of Mr. Xu Hui**

Mr. Xu Hui, aged 44, graduated from Jimei University in 1982, majoring in ship management.

Mr. Xu Hui began his career in the shipping industry in 1982. Between December 1990 and January 1996, he held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company. Between January 1996 and December 1996, Mr. Xu Hui served as an assistant general manager and guidance chief director of Shanghai Maritime Bureau Oil Tanker Company. From December 1996 to October 1997, he was the vice-manager of the technical department of Shanghai Haixing Shipping Company. Between October 1997 and January 1998, Mr. Xu Hui was the manager of the technical department of SSGC. Between January 1998 and June 2002, he held the post of deputy general manager of both SSGC and China Shipping Development Oil Tanker Company. Between June 2002 and March 2005, Mr. Xu Hui held the post of deputy general manager of SSGC.

Mr. Xu Hui joined the Company in October 2005 and is a non-executive Director. He is also the general manager of SSGC, a director of China Shipping Passenger Ship Co., Ltd., China Shipping International Ship Management Co., Ltd., China Shipping Agency Co., Ltd., China Shipping Industry Co., Ltd., China Shipping LNG Investment Co., Ltd. and China Shipping Logistics Co., Ltd. as well as a supervisor of CSDC, each of which is a member of the China Shipping Group.

i) **Background of Mr. Hu Hanxiang**

Mr. Hu Hanxiang, aged 66, graduated from Dalian Maritime University, majoring in vessel piloting in 1966.

From 1968 to 1972, Mr. Hu Hanxiang was a technician of Tianjin Port Bureau. From 1982 to 1985, he was an operator of National Ministry of Communications and manager of Operation division of Ocean Shipping Administration. From 1985 to 1994, he was the deputy director of Ocean Shipping Administration and Transportation Management Department, director of Water Transport Centre, deputy director of Water Transport Department and director of National Water Transport Operation Department. From 1994

to 2000, he was the director of Water Transport department of Ministry of Communications. From 2000 till now, he has been the director of shipping communication of the Two Shores Across the Strait association. Mr. Hu Hanxiang has over 30 years of experience in the shipping industry. From 1995, he was a vice-chairman of China ports association, director of relation of the Two Shores Across the Strait association and vice-chairman of China ship agency association. From 2000, he was a member of the first and second expert committee of Ministry of Communications. Mr. Hu Hanxiang was included as economical expert of China's expert and celebrity glossary.

Mr. Hu Hanxiang was appointed as an independent non-executive Director in March 2004.

j) Background of Mr. Wang Zongxi

Mr. Wang Zongxi, aged 73, graduated from the Architectural Electrical Equipment Department of Tongji University. Mr. Wang Zongxi has been a registered accountant in the PRC since 1993 and is a member of the PRC's Shanghai Institute of Certified Public Accountant. Shanghai Institute of Certified Public Accountants is an official branch of the Chinese Institute of Certified Public Accountants, which is a recognised body in the PRC. Accountants under the Chinese Institute of Certified Public Accountants are recognised as certified and qualified accountants in the PRC.

From 1951, Mr. Wang Zongxi engaged in consolidated economic management at finance and tax departments in Shanghai. In 1983, Mr. Wang Zongxi joined the constitution of Shanghai Audit Bureau. In 1984, he was appointed as deputy director of Shanghai Audit Bureau. Between 1986 and 1988, Mr. Wang Zongxi served as an assistant director of the Shanghai Finance Office. In 1988, Mr. Wang Zongxi returned to the Shanghai Audit Bureau as chief until 1993, when he joined the Shanghai Standing Committee of the Chinese People's Political Congress. During the period, Mr. Wang Zongxi was appointed as an adviser of Shanghai AJ Trust and Investment Company. He has been a director of Shanghai AJ Corporation, a PRC listed public company whose A shares are listed on Shanghai Stock Exchange, since 26 June 2006.

Mr. Wang Zongxi was appointed as an independent non-executive Director in March 2004. He is also a former member of the Shanghai Standing Committee of the Chinese People's Political Congress.

k) Background of Mr. Ma Zehua

Mr. Ma Zehua, aged 54, graduated from Shanghai Maritime University with a master's degree in International Law. Mr. Ma Zehua has accumulated extensive experience in the shipping industry.

Mr. Ma Zehua is a vice-chairman of the Board and a non-executive Director. He served as the deputy head of the shipping division and deputy manager of the shipping department of China Ocean Shipping Company, respectively, during March 1987 to March 1993. From March 1993 to February 1995, he was the general manager of the development department and an assistant to president of China Ocean Shipping (Group) Company. From February 1995 to August 1997, he was Party secretary and president of China Ocean Shipping (Group) Company, American Branch. During December 1997 to December 1999, he served as a member of the Party committee and the deputy general manager of Guangzhou Ocean Shipping Company. From December 1999 to September 2001, he served as a member of the Party committee, Party secretary, and the general manager of Qingdao Ocean Shipping Company respectively. From August 2001 to November 2006, he served as a member of the Party committee and vice-president of China Ocean Shipping (Group) Company. From November 2006 to present, he serves as

Party secretary and vice-president of China Shipping. He is also a vice president of CSDC, China Shipping (Hong Kong) Holdings Co., Limited, China Shipping (Europe) Holdings Co., Limited, China Shipping (North America) Holdings Co., Limited, China Shipping (Korea) Holdings Co., Limited, China Shipping (South East Asia) Holdings Co., Limited and China Shipping (West Asia) Holdings Co., Limited, each of which is a member of the China Shipping Group.

l) **Background of Mr. Pan Zhanyuan**

Mr. Pan Zhanyuan, aged 66.

Mr. Pan Zhanyuan is an independent non-executive Director. He was the senior head and the managing director of Orient Overseas Container Line based in New York, London and Hong Kong, respectively, over his entire working life. He served the board of directors of Orient Overseas Container Line for several terms of office and was involved in international commerce activities. During the period of service based in Europe during 1994 to 1998, he was designated by the Competition Commission of the European Union to serve for the Five-Person "Think-Tank" Commission for providing advice to the Competition Commission on shipping policies. He retired from Orient Overseas Container Line in 2001 and earned more than 30 years of experience in the shipping industry. Since 2001, he had been chairman of Hong Kong Liner Shipping Association for five years. In 2006, he was a member of the Shipping Committee, the Port Development Committee and the Logistics Committee under the Government of the Hong Kong Special Administrative Region. He also advised the Hong Kong government on policies relating to various areas including shipping, port development and logistic, traffic and transportation of Hong Kong.

m) **Background of Mr. Shen Kangchen**

Mr. Shen Kangchen, aged 67, graduated from East China Institute of Water Conservation with graduate student experience in water lane and port.

Mr. Shen Kangchen is an independent non-executive Director. He was previously an instructor, lecturer and associate professor, successively in Chongqing Jiaotong University and Institute of Architecture and Engineering from September 1966 to December 1979, and a visiting scholar to Carnegie Mellon University and University of Florida respectively from August 1981 to August 1983. He served as vice-president of Chongqing Jiaotong University from August 1983 to January 1985, and a professor, the secretary of the CPC Committee and the dean of faculty of Shanghai Maritime University during February 1985 to February 1988. During March 1988 to November 1991, he was a professor and vice-president of Shanghai Maritime University. From December 1991 to April 1999, he was a professor and president of Shanghai Maritime University. In May 1999, he was appointed the Head of Network Computer Research Centre of Shanghai Maritime University. Since 2004 to present, he has served as the chief engineer of CABR Technology Co., Ltd.

Save as disclosed above, each of the Directors has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling Shareholder.

Save as disclosed below, each of the Directors does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by any of the Directors under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Ma Zehua, Mr. Pan Zhanyuan and Mr. Shen Kangchen will each enter into a service contract with the Company in their respective positions in the Company, and each re-elected Director will renew his respective service contract with the Company. The length of service of all Directors will be from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. The annual remuneration of each Director (including Rights presently granted, bonus and other emoluments, if any) under his respective service contract for his respective position in the Company (having regard to his respective duties, responsibilities and time to be spent on the affairs of the Company and as approved by the Shareholders at the AGM) shall be as follows:

Director	**Rights presently granted**	**Annual remuneration** *('000)*
Mr. Li Shaode	1,002,000	RMB970 (equivalent to approximately HK$970)
Mr. Huang Xiaowen	871,000	RMB700 (equivalent to approximately HK$700)
Mr. Zhao Hongzhou	720,000	RMB620 (equivalent to approximately HK$620)
Mr. Zhang Jianhua	300,000	RMB100 (equivalent to approximately HK$100)
Mr. Wang Daxiong	300,000	RMB100 (equivalent to approximately HK$100)
Mr. Zhang Guofa	445,000	RMB770 (equivalent to approximately HK$770)
Mr. Yao Zuozhi	88,000	RMB100 (equivalent to approximately HK$100)
Mr. Xu Hui	200,000	RMB100 (equivalent to approximately HK$100)
Mr. Hu Hanxiang	–	RMB100 (equivalent to approximately HK$100)
Mr. Wang Zongxi	–	RMB100 (equivalent to approximately HK$100)
Mr. Ma Zehua	101,000	RMB100 (equivalent to approximately HK$100)
Mr. Pan Zhanyuan	–	RMB300 (equivalent to approximately HK$300)
Mr. Shen Kangchen	–	RMB100 (equivalent to approximately HK$100)

F. BACKGROUND OF RE-ELECTED AND NEW SUPERVISORS

a) Background of Mr. Chen Decheng

Mr. Chen Decheng, aged 56, graduated from East China Normal University in 1984, majoring in secretary. In 2000, he studied in East China University of Science & Technology, majoring in administrative management.

Mr. Chen Decheng started his shipping career from October 1968. Between 1984 and 1992 he was vice-director, then director of the Party Committee Office of Shanghai Shipping Bureau. Between 1992 and 1995 he held the posts of managing vice-general manager and Party secretary of Shanghai Shipping (Group) Industrial Company. Between 1995 and 1998 he was chairman of Trade Union and Party member of SSGC. From March 1998 to August 2000 he was chairman of Trade Union and Party member of China Shipping. From August 2000 to February 2001, he held the post of chairman of Trade Union of China Shipping. Since February 2001 he was a Party member and chairman of Trade Union of China Shipping.

Mr. Chen Decheng joined the Company in August 2006 and is the chairman of the Supervisory Committee.

b) Background of Mr. Tu Shiming

Mr. Tu Shiming, aged 43, graduated from the Shanghai University of Finance and Economics in 1983, majoring in accounting.

Mr. Tu Shiming began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu Shiming held the post of the unit head of finance unit of CSDC. Between December 1997 and March 2005, he held the posts of officer,

deputy head and head of the audit division of the compliance of China Shipping in succession.

Mr. Tu Shiming joined the Company in October 2005 and is a Supervisor. He is also the deputy general manager of compliance department of China Shipping, chairman of the supervisory committee of China Shipping Agency Co., Ltd., China Shipping Industry Co., Ltd., and China Shipping Telecom Co., Ltd., as well as a supervisor of China Shipping (North America) Holdings Co., Limited, China Shipping (Singapore) Holdings Co., Limited, China Shipping (Hong Kong) Holdings Co., Limited, China Shipping (Europe) Holdings Co., Limited, China Shipping (Korea) Holdings Co., Limited, China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd., China Shipping International Ship Management Co., Ltd., China Shipping Investment Co., Ltd., China Shipping LNG Investment Co., Ltd. and Shanghai Inchon International Ferry Co., Ltd., each of which is a member of the China Shipping Group.

c) **Background of Mr. Hua Min**

Mr. Hua Min, aged 56, earned a bachelor's degree in economics from Fudan University in 1982 and a Ph.D. in Global Economy from Fudan University in 1993.

Mr. Hua Min served in the People's Liberation Army Air Force and as a cadre at a Shanghai factory. Between 1982 and 1990, Mr. Hua Min was a lecturer at East China Normal University. He studied for his Ph.D. at Fudan University between 1990 and 1993. From 1993 to 2000, he was an assistant professor, a professor at the Fudan University Global Economy Department and promoted to department head successively. In 2000, Mr. Hua Min joined the Fudan University Global Economic Research Institute as the principal.

Mr. Hua Min joined the Company in March 2004.

d) **Background of Ms. Pan Yingli**

Ms. Pan Yingli, aged 51, graduated from East China Normal University in 1992 with a doctorate in economics.

Ms. Pan Yingli is a professor at Shanghai Communications University, engaging in teaching and researching of finance and macroeconomy. Ms. Pan began teaching at the Economic Department at East China Normal University in 1984. In 1991, she was promoted to assistant professor. Ms. Pan Yingli obtained a doctorate in economics and in 1994, she became a Professional Professor of Finance. In November, 2005, she moved to Shanghai Communications University.

Ms. Pan Yingli joined the Company in March 2004.

e) **Background of Mr. Wang Xiuping**

Mr. Wang Xiuping, aged 42, graduated from Shanghai Maritime Staff University in 1990, majoring in vessel piloting.

Mr. Wang Xiuping joined the Shanghai Maritime Bureau in 1982. Between 1990 and 1998, he was the third officer, the second officer and the chief officer of ocean shipping vessels. Between 2000 and 2003, he has been the deputy unit head, the unit head, assistant manager and executive assistant manager of the stowage center of the Company. Mr. Wang Xiuping has over 20 years of experience in shipping industry. He was awarded the Golden Anchor Award in 2002 by the National Committee of the China Seamen's Union.

Mr. Wang Xiuping joined the Company in January 1999 and is a Supervisor and the general manager of Enterprise Strategic Planning Division of the Company.

f) Background of Mr. Yao Guojian

Mr. Yao Guojian, aged 53, graduated from East China Normal University in administrative management.

Mr. Yao Guojian is a Supervisor. He started his shipping career in 1977. During April 1978 to September 1985, he was the deputy head of workshop, vice-Party secretary and head of the administration section of Lifeng Ship Factory under Shanghai Marine Bureau. During September 1987 to October 1994, he served as the chief steward, the head of supervisory section and the head of administration section of Shanghai Marine Bureau. From October 1994 to July 1997, he acted as the supervisor of disciplinary committee and examination of Shanghai Marine Shipping (Group) Company, the secretary of disciplinary committee of vessel company No. 2 under Shanghai Marine Shipping (Group) Company, the secretary to disciplinary committee and chairman of Trade Union of Container Branch Company under Shanghai Hai Xing Shipping Co., Ltd. From July 1997 to March 2002, he was the deputy head of supervision and auditing division of China Shipping and vice-Party secretary and secretary to the disciplinary committee of China Shipping. Between March 2002 and January 2003, he was a member of the Party committee, secretary to the disciplinary committee and chairman of the Labour Union of China Shipping Logistics Company Limited. He has accumulated extensive experience in management.

Save as disclosed above, each of the Supervisors has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling Shareholder.

Save as disclosed below, each of the Supervisors does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by any of the Supervisors under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Yao Guojian will enter into a service contract with the Company in his position in the Company, and each re-elected Supervisor will renew his respective service contract with the Company. The length of service of all Supervisors will be from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. The annual remuneration of each Supervisor (including Rights presently granted, bonus and other emoluments, if any) under his/her respective service contract for his/her respective position in the Company (having regard to his/her respective duties, responsibilities and time to be spent on the affairs of the Company and as approved by the Shareholders at the AGM) shall be as follows:

Director	**Rights presently granted**	**Annual remuneration** *('000)*
Mr. Chen Decheng	112,000	RMB100 (equivalent to approximately HK$100)
Mr. Tu Shiming	60,000	RMB100 (equivalent to approximately HK$100)
Mr. Hua Min	–	RMB100 (equivalent to approximately HK$100)
Ms. Pan Yingli	–	RMB100 (equivalent to approximately HK$100)
Mr. Wang Xiuping	450,000	RMB360 (equivalent to approximately HK$360)
Mr. Yao Guojian	680,000	RMB420 (equivalent to approximately HK$420)

G. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company held on 26 June 2007
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company
"China Shipping Group"	China Shipping and its subsidiaries and associates (excluding the Company and its subsidiaries)
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange
"CSDC"	China Shipping Development Company Ltd. (中海發展股份有限公司), a joint stock limited company incorporated in the PRC whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively and which is a subsidiary of China Shipping
"Director(s)"	director(s) of the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules" or "Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice of AGM"	The notice of AGM dated 30 April 2007
"PRC"	the People's Republic of China
"Resolution(s)"	the resolutions considered and passed at the AGM
"Rights"	H share share appreciation rights granted under the H share share appreciation rights scheme adopted by the Shareholders on 12 October 2005
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	The Securities and Futures Ordinance (Cap. 571)
"Shareholder(s)"	the shareholder(s) of the Company
"SSGC"	Shanghai Shipping (Group) Company (上海海運集團公司), an enterprise established in the PRC and a wholly-owned subsidiary of China Shipping

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"Supervisory Committee"	the supervisory committee of the Company

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
26 June 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Pan Zhanyuan, Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.00.

* *The Company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

RECEIVED

2007 JUL 11 P 2:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

B10

SOUTH CHINA MORNING POST 26 JUN 2007

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

NOTIFICATION

PRICE-SENSITIVE INFORMATION, ISSUE OF DEBT SECURITIES AND LISTING ON OVERSEAS EXCHANGE OR SECURITIES MARKET

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of China Shipping Container Lines Company Limited at http://www.cscl.com.cn/imgs/prospectus/062507en.pdf.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Level 69, The Center, 99 Queen's Road Central, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays, from today until 10 July 2007. Copies will be provided upon request at no cost.

By Order of the board of directors of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
25 June 2007

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END